EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE
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                                     THREE MONTHS ENDED
                                         MARCH 31,
                                     ------------------
                                     1998       1997
                                     ------------------
Basic income per common share:
  Net Income                        $  615,181  $  583,421

  Weighted average common shares
    outstanding                      2,984,019   2,966,729

  Basic income per common share     $     0.21  $     0.20

Dilutive income per common share:
  Net income                        $  615,181  $  583,421

  Weighted average common share
    outstanding                      2,984,019   2,966,729
  Dilutive effect of stock options     211,556     177,708
                                    ----------  ----------
  Total shares                       3,195,575   3,144,437

  Dilutive income per common share  $     0.19  $     0.19

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